
03025610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934



For the transition period from ________ to ________
Commission file number 1-11657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Tupperware Corporation Retirement Savings Plan, 14901 South Orange Blossom Trail, Orlando, Florida 32837.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Tupperware Corporation, 14901 South Orange Blossom Trail, Orlando, Florida 32837


PROCESSED
JUL 01 2003
THOMSON
FINANCIAL

Tupperware Corporation

Retirement Savings Plan
Financial Statements
December 31, 2002 and 2001



PricewaterhouseCoopers LLP
Bank of America
Suite 2400
390 North Orange Avenue
Orlando FL 32801-9865
Telephone (407) 236 0550
Facsimile (407) 236 5149

Report of Independent Certified Public Accountants

To the Participants and Administrator of
the Tupperware Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tupperware Corporation Retirement Savings Plan (the Plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 13, 2003

Tupperware Corporation
Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001

	2002	2001
ASSETS		
Investments	$76,532,383	$90,111,103
Receivables:		
Accrued income	185,938	172,516
Employee contributions	-	60,190
Company contributions	-	67,390
Total receivables	185,938	300,096
Total assets	76,718,321	90,411,199
LIABILITIES		
Accrued expenses	13,532	22,572
Due to brokers for securities purchased	223,683	172,586
Total liabilities	237,215	195,158
Net assets available for benefits	$76,481,106	$90,216,041

The accompanying notes are an integral part of these financial statements.

Tupperware Corporation
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Net assets available for benefits at beginning of year	$90,216,041
Additions to net assets:	
Net company contributions	2,807,477
Employees' contributions	2,774,304
Employees' rollovers	122,902
Interest and dividend income	2,550,171
Total additions	8,254,854
Deductions from net assets:	
Net depreciation in fair value of investments	11,069,753
Distributions to participants for benefit payments	10,875,474
Administrative expenses	44,562
Total deductions	21,989,789
Net assets available for benefits at end of year	$76,481,106

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF THE PLAN

General
The Tupperware Corporation Retirement Savings Plan (the Plan) is a defined contribution plan covering eligible employees of Tupperware Corporation and its subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

The investment assets of the Plan are held in the Tupperware Corporation Defined Contribution Trust (the Trust) by Fidelity Management Trust Company (Fidelity), the Trustee of the Plan.

The Plan is administered on behalf of the Company by the Management Committee for Employee Benefits (MCEB), which functions as the Plan Administrator. MCEB is composed of certain officers of the Company appointed by the Compensation and Directors Committee of the Board of Directors of the Company.

The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

Participation
All eligible employees, whose customary employment is for at least 1,000 hours during a year, may participate in the Plan following the completion of six months of service. All eligible employees whose customary employment is not for at least 1,000 hours during a year may participate in the Plan following the 12-month period after their employment or any plan year thereafter, provided 1,000 hours of service are completed during the time period. For new hires, the number of hours used in assessing "customary employment" is based on the position's expected work schedule. In addition, an employee must not be an active participant in any other defined contribution plan to which the Company or any subsidiary contributes on his or her behalf.

Contributions
A participant may elect to contribute from 1% to 16% of their compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code (the Code). The percentage of compensation contributed may be increased or decreased, at the election of the participant, any time during the year, but only once per pay period.

All eligible participant contributions are tax-deferred pursuant to a qualified cash or deferred arrangement subject to the limitations of the Code. Company contributions to the Plan are comprised of matching contributions and basic contributions. Company matching contributions are $0.50 for every $1.00 the participant contributes from 1% to 6% of eligible compensation, and Company basic contributions are an amount equal to 3% of eligible compensation up to the Social Security Wage Base (the SSWB) of $84,900 for 2002, and 6% of eligible compensation above the SSWB.

NOTE 1 – DESCRIPTION OF THE PLAN - CONTINUED

Contributions - Continued

Participants may elect to invest their contributions and the Company basic contribution in 1% increments in six investment funds which invest in fixed income securities, large capitalization equities, small capitalization equities, guaranteed investment contracts, international equities and Company stock, as well as five target retirement date funds. As the target retirement date of a particular fund draws nearer, the asset allocation between stock, bond, and money market funds becomes more conservative. All Company matching contributions are invested in the Company Stock Fund. After attaining age 50, 55 and 62, a participant may elect to reduce the percentage of vested balances and future Company matching contributions invested in the Company Stock Fund by 25%, 50% and 100%, respectively.

Vesting and Distribution Options

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Participants who are age 65 or over, die or become permanently and totally disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their accounts.

Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions and related earnings in cash. Participants who entered the plan prior to October 1, 1998, may alternatively elect to have an annuity purchased on their behalf. For distributions from the Company Stock Fund, participants may elect to receive their eligible distribution in full shares of the Company's common stock or in cash.

NOTE 1 – DESCRIPTION OF THE PLAN - CONTINUED

Participant Loans

Participants may borrow from their Plan account balances for terms of one to five years. A participant may have up to two loans outstanding at any one time. The aggregate amount of the loans outstanding is limited to the lesser of $50,000 or 50% of the participant's vested account balance at the time a loan is made and bear interest at a rate of prime at the beginning of each month as published by the Wall Street Journal plus one percentage point at the time the loan is made. Repayments of principal and interest are credited to the borrowing participant's account and are allocated to investments using the participant's current investment election.

Forfeitures

Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan as allowed by the Internal Revenue Service. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. At December 31, 2002 the balance of forfeited nonvested accounts available to reduce future contributions was $162,410. Forfeitures applied to reduce Company contributions during the year ended December 31, 2002 were $89,125.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains the accounts of the Plan on an accrual basis.

Administrative Expenses

Certain administrative and recordkeeping costs associated with the Plan are charged to the Plan in accordance with Plan provisions and guidelines approved by MCEB. Remaining costs are absorbed by the Company.

Investment Valuation

The investment assets in the Trust that are securities traded on a national securities exchange are valued at the quoted closing sale price on the last business day of the year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are stated at cost, which approximates fair value. Common/Collective trusts, which invest primarily in guaranteed investment contracts, are valued at contract value. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Security Transactions and Income Recognition
Purchases and sales of investments by the Trust are recorded on a trade date basis. The Plan presents in the statement of changes in net assets available for benefits the net depreciation in fair value of investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Interest and dividend income are recorded when earned.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Payments to Withdrawing Participants
The Plan records payments to withdrawing participants at the time of disbursement.

NOTE 3 - TERMINATION OF THE PLAN

It is the intent of the Company that the Plan continue into the future; however, MCEB reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan at the time of termination.

NOTE 4 - TAX STATUS

The Plan has obtained a favorable determination letter dated June 1, 1998, on the tax status of the Plan from the Internal Revenue Service. The plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements. A request for an updated favorable determination letter has been filed with the Internal Revenue Service.

NOTE 5 - INVESTMENTS

Assets and investment earnings of the Trust are held in investment accounts, which are managed and invested by the Trustee and by asset managers appointed by MCEB. Certain investment funds may enter into hedging agreements and techniques to effectively manage the funds' portfolio risk and reward characteristics. Investment income (loss), as well as interest income, dividend income, and administrative expenses are allocated daily based upon the Plan's accumulated daily balances in the Trust's investment funds.

Investments that represent five percent or more of the Plan's total assets available for benefits at December 31, 2002 and 2001 are as follows:

	Fair Value	
Description	**2002**	**2001**
Tupperware Corporation Common Stock*	$ 13,075,491	$ 15,280,188
Spartan US Equity Index Fund	5,997,645	10,094,048
Fidelity Small Cap Selector	4,248,024	6,887,510
Fidelity Freedom Income Fund	4,892,238	4,771,855
Fidelity Freedom 2010 Fund	7,844,365	9,102,314
Fidelity Freedom 2020 Fund**	3,740,168	4,738,439
Fidelity Freedom 2030 Fund	8,958,251	13,442,328
Fidelity Managed Income Portfolio***	19,047,113	16,498,528
Other	8,729,088	9,295,893
Total Assets Held for Investment	$ 76,532,383	$ 90,111,103

* Includes non participant-directed amounts
** Represents less than five percent of the Plan's total assets at December 31, 2002
*** This investment holds assets stated at fair value and contracts that are stated at contract value.

In total, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $11,069,753 as follows:

Common stock	$ 3,140,567
Registered investment companies	7,929,186
Net depreciation in fair value of investments	$11,069,753

NOTE 6 - NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Company stock fund containing the non participant-directed investments as of December 31 is as follows:

Company Stock Fund	2002	2001
Net Assets:		
Tupperware Corporation common stock	$13,075,491	$15,280,188
Short-term investments	237,158	235,987
Receivables	185,938	172,516
Other liabilities	(231,559)	(176,189)
	$13,267,028	$15,512,502

	Year Ended December 31, 2002
Increase (decrease) in Net Assets:	
Contributions	$ 1,628,261
Participant loans, net	(68,533)
Dividend & interest income	697,476
Net depreciation in fair value of investments	(3,140,567)
Benefits paid to participants	(1,981,731)
Administrative expenses	(28,980)
Net transfers to participant-directed investments	648,600
	$(2,245,474)

NOTE 7 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of investments managed by Fidelity, Plan Trustee. Transactions with the Trustee qualify as party-in-interest transactions. Amounts paid to Fidelity were for trustee and performance management fees; no fees were paid by the Plan for investment management services.

The Plan invests in the stock of the Company, and as of December 31, 2002 and 2001 the current value and number of shares were $13,075,491 and 867,075 and $15,280,188 and 793,776, respectively. For the year ended December 31, 2002 the Plan purchased 279,500 shares for $4,919,072 and sold 206,201 shares for $3,982,430.

Tupperware Corporation

Schedule I

Retirement Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2002

Description	Par Value or Number of Shares	Cost	Current Value
Common/Collective Trust			
*Fidelity Managed Income Portfolio	19,047,113	$19,047,113	$19,047,113
Registered Investment Companies			
*Spartan US Equity Index Fund	192,541	9,400,031	5,997,645
*Fidelity Small Cap Selector	319,400	5,615,262	4,248,024
*Fidelity Diversified International Fund	111,131	2,557,636	1,907,001
*Fidelity Freedom Income Fund	461,532	5,083,600	4,892,238
*Fidelity Freedom 2000 Fund	307,302	3,582,438	3,383,392
*Fidelity Freedom 2010 Fund	685,696	9,012,490	7,844,365
*Fidelity Freedom 2020 Fund	351,520	4,751,627	3,740,168
*Fidelity Freedom 2030 Fund	874,829	12,031,954	8,958,251
*Fidelity Freedom 2040 Fund	8,225	53,665	48,197
Total Registered Investment Companies		52,088,703	41,019,281
*Tupperware Corporation, Common Stock, $0.01 par	867,075	15,750,788	13,075,491
*Fidelity Short Term Investments/Money Market Funds	$237,158	237,158	237,158
*Participant Loans: Interest rates ranged 5%-11%; terms from 1 to 5 years			3,153,340
Total Investments			$76,532,383

* Identified as a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 6-20-03

TUPPERWARE CORPORATION
RETIREMENT SAVINGS PLAN

By: ______________________
Thomas M. Roehlk,
Chairman of the Management Committee
for Employee Benefits

EXHIBIT INDEX

Exhibit No.

23	Consent of Independent Certified Public Accountants to the incorporation of their report by reference into the prospectuses contained in specified registration statements on Form S-8.
99.1	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code by the chairman of the plan administrator, the management committee for employee benefits
99.2	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code by the chief financial officer of the company and member of the plan administrator, the management committee for employee benefits

EXHIBIT 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-18331) of Tupperware Corporation of our report dated June 13, 2003 relating to the financial statements of the Tupperware Corporation Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
June 13, 2003

EXHIBIT 99.1

Form of Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

I, Thomas M. Roehlk, the chairman of the Management Committee for Employee Benefits which functions as the Plan Administrator of the Tupperware Corporation Retirement Savings Plan, certify that, to the best of my knowledge, (i) the Form 11-K for the period ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in such Form 11-K fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Tupperware Corporation Retirement Savings Plan.

Chairman of the Management Committee
for Employee Benefits

EXHIBIT 99.2

Form of Certification Pursuant to Section 1350 of Chapter 63
of Title 18 of the United States Code

I, Pradeep Mathur, the chief financial officer of Tupperware Corporation serving in the same capacity as a member of the Management Committee for Employee Benefits which functions as the Plan Administrator of the Tupperware Corporation Retirement Savings Plan, certify that, to the best of my knowledge, (i) the Form 11-K for the period ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in such Form 11-K fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Tupperware Corporation Retirement Savings Plan.

Chief Financial Officer of Tupperware Corporation and member of the Management Committee for Employee Benefits